Stuart P. Stoller Chief Financial Officer stuartstoller@authid.ai

November 8, 2021

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Ipsidy Inc.
Registration Statement on Form S-3
File No. 333-260641

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Ipsidy Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Wednesday November 10, 2021, or as soon thereafter as possible. Once the registration statement has been declared effective, please orally confirm that event with our outside securities counsel, by calling Stephen Fleming, Esq., at (516) 902-6567.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

IPSIDY INC.

By:	/s/ Stuart Stoller
Name:	Stuart Stoller
Title:	Chief Financial Officer

Ipsidy Inc. • 670 Long Beach Boulevard • Long Beach, New York 11561 • Tel +1 516 274 8700 • www.authid.ai